

June 4, 2013

Via E-mail
Ms. Kimberly Ross
Executive Vice President and Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017-1307

> **Re: Avon Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-K/A No. 1 for Fiscal Year Ended December 31, 2012**
> **Filed March 5, 2013**
> **File No. 1-4881**

Dear Ms. Ross:

We have reviewed your response dated May 13, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 22

Critical Accounting Estimates, page 24
Taxes, page 26

1. We have read your response to comment 2 in our letter dated May 13, 2013, and thank you for the information in Exhibit A. We have the following comments:
   - Please provide us with a description for each of the original transactions that generated the $356 million foreign tax credit carryforward (FTC) deferred tax asset (DTA).
   - Please explain to us why you were unable to offset the US federal taxes you incurred from the original transactions with the foreign tax credit, resulting in the recognition of the FTC DTA.

- We note that you have $648.3 million in gross tax loss carryforwards DTA as of December 31, 2012. Please tell us the amount, if any, that represents US net operating losses. To the extent that you do have US net operating losses recognized, please tell us how these DTAs affect the realization of the FTC DTAs and how you have reflected this in the schedule provided as Exhibit A.
- Please tell us if the Internal Revenue Code allows for the use of FTCs against foreign source income if you do not have US domestic source income for the tax year, including the reference to the Internal Revenue Code that supports your position.

2. Please expand the draft disclosure provided to include the amount of foreign source income you will need to generate to realize the FTC DTA prior to expiration. Please also clarify for investors that you will need to recognize additional foreign source income above the amount necessary to realize the FTC DTA equal to the amount of any US domestic source losses recognized during the corresponding tax year.

Results of Continuing Operations – Consolidated, page 29

3. We have read your response to comment 3 in our letter dated May 13, 2013. Please address the concerns we raised regarding the lack of discussion and analysis of the material components of cost of sales and the material factors impacting each of the material components, including quantifying the extent that each material factor has impacted cost of sales. As noted, providing a discussion and analysis of gross margin does not obviate the need to provide a discussion and analysis of cost of sales, as the gross margin discussion and analysis should analyze the relationship between revenues and cost of sales. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please also address this comment to your segment reporting discussion and analysis.

4. We have read your response to comment 4 in our letter dated May 13, 2013, including the draft disclosure you intend to include in your next Form 10-Q. Please expand this disclosure to provide investors with a more specific discussion of the material assumptions that impacted the estimated fair value of the Silpada reporting unit resulting in the material impairment charge. Your enhanced disclosures should address the following:
- A detailed discussion of the recruiting incentive programs and when these programs were implemented. As part of your discussion, explain when you were projecting increases in revenues, earnings and cash flows as a result of the expected positive benefits the recruiting incentive programs. It should be clear from your enhanced disclosures why one quarter of below expected results caused a reduction in your forecasted growth rates and cash flows to the degree that resulted in the material impairment charge. Please ensure your enhanced disclosures provide investors with quantified information as well as qualitative information.
- Please disclose the estimated revenues and cash flows for the fourth quarter of fiscal years 2012 and the full year fiscal year 2012 for the Silpada reporting unit that was included in your fiscal year 2011 discounted cash flow model for purposes of testing

goodwill for impairment. Please compare this estimate to the actual revenues and cash flows recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2012 discounted cash flow model.

- Please disclose the number of years you are forecasting cash flows in the discounted cash flow model (e.g., five years with the terminal year).
- Quantify the material assumptions that were impacted by the lack of success with the recruiting incentive programs that led to the decline in the forecasted growth rates and cash flows used to estimated fair value. Please contrast these amounts with the estimates made during the fiscal year 2011 impairment test.
- Please explain why you believe the decline in revenue and earnings below expectations in your fiscal year 2011 discounted cash flow model for the fourth quarter of fiscal year 2012 will not be overcome in the long-term.
- Please disclose that the Silpada business has historically generated positive cash flows; that you expect the history of positive cash flows to continue; but that the positive cash flows projected do not support the pre-impairment carrying value of the business.

NOTE 7. Income Taxes, page F-21

5. We have read your response to comment 7 in our letter dated May 13, 2013. Please quantify in future filings the amount of the deferred tax asset that is reflected within the deferred tax liability and clarify that the deferred tax liability is net of such amount, as you have recognized an additional significant FTC DTA that also needs to be realized.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief